Exhibit 99.1

Disclosure about Oil and Gas Producing Activities - Accounting Standards Codification 932, “Extractive Activities - Oil and Gas” (unaudited)

The following disclosures have been prepared in accordance with FASB Accounting Standards Codification 932, “Extractive Activities - Oil and Gas”. In December 2009, Husky adopted revised oil and gas reserve estimation and disclosure requirements that conformed the definition of proved reserves to the SEC Modernization of Oil and Gas Reporting rules, issued by the SEC in 2008. An accounting standards update revised the definition of proved oil and gas reserves to require that the average, first-day-of-the-month price during the 12-month period before the end of the year rather than the year-end price, must be used when estimating whether reserve quantities are economic to produce. This same 12-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. The rules also allow for the use of reliable technologies to estimate proved oil, natural gas, and NGL reserves if those technologies have been demonstrated to result in reliable conclusions about reserve volumes.

The unaudited supplemental information on oil and gas exploration and production activities for 2015, 2014, and 2013 has been presented in accordance with the revised reserve estimation and disclosure rules, which were not applied retrospectively.

Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered:(i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Canadian provincial royalties are determined based on a graduated percentage scale, which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time the estimates were made, and Husky’s estimate of future production volumes. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause Husky’s share of future production from Canadian reserves to be materially different from that presented.

Subsequent to December 31, 2015, no major discovery or other favourable or adverse event is believed to have caused a material change in the estimates of developed or undeveloped reserves as of that date.

Note that the numbers in each column of the tables throughout this exhibit may not add due to rounding.

Results of Operations for Producing Activities(1) (unaudited)

	Year Ended December 31, 2015
($ millions)	Canada	International	Total
Revenues, net of Royalties	3,487	1,243	4,730
Production and Operating Expenses	1,907	97	2,004
Depreciation, Depletion, Amortization & Impairment	7,418	553	7,971
Exploration & Evaluation Expenses	74	—	74

Earnings (Loss) Before Taxes	(5,912)	593	(5,319)
Income Taxes Expense (Recovery)	(1,596)	148	(1,448)

Results of Operations	(4,316)	445	(3,871)

	Year Ended December 31, 2014
($ millions)	Canada	International	Total
Revenues, net of Royalties	6,567	773	7,340
Production Expenses	2,010	83	2,093
Depreciation, Depletion, Amortization & Impairment	3,119	291	3,410
Exploration & Evaluation Expenses	104	—	104

Earnings Before Taxes	1,334	399	1,733
Income Tax Expense	344	147	491

Results of Operations	990	252	1,242

(1)	The costs in this schedule exclude corporate overhead, interest expense and other operating costs, which are not directly related to producing activities.

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities (unaudited)

($ millions)	Canada	International	Total
2015
Property Acquisition
Unproved	—	—	—
Proved	56	—	56
Exploration	246	3	249
Development	1,867	65	1,932

Total Costs Incurred	2,169	68	2,237

2014
Property Acquisition
Unproved	—	—	—
Proved	51	—	51
Exploration	358	17	375
Development	3,537	403	3,940

Total Costs Incurred	3,946	420	4,366

2013
Property Acquisition
Unproved	1	—	1
Proved	37	—	37
Exploration	580	21	601
Development	3,057	665	3,722

Total Costs Incurred	3,675	686	4,361

Acquisition costs include costs incurred to purchase, lease or otherwise acquire oil and gas properties.

Exploration costs include the costs of geological and geophysical activity, retaining undeveloped properties and drilling and equipping exploration wells.

Development costs include the costs of (i) drilling and equipping development wells and (ii) facilities to extract, treat, gather and store oil and gas.

Exploration and development costs include administrative costs and depreciation of support equipment directly associated with these activities.

The following table sets forth a summary of oil and gas property costs not being amortized at December 31, 2015, by the year in which the costs were incurred:

Withheld Costs (unaudited)

($ millions)	Total	2015	2014	2013	Prior to 2012
Property Acquisitions
Canada	75	54	15	6	—
International	—	—	—	—	—

Total Property Acquisitions	75	54	15	6	—

Exploration
Canada	688	246	347	95	—
International	424	14	36	374	—

Total Exploration	1,112	260	383	469	—

Development
Canada	2,115	1,558	557	—	—
International	128	63	—	—	65

Total Development	2,243	1,621	557	—	65

Capitalized Interest
Canada	96	91	5	—	—
International	115	30	9	76	—

Total Capitalized Interest	211	121	14	76	—

Total Withheld Costs	3,641	2,056	969	551	65

Capitalized Costs Relating to Oil and Gas Producing Activities (unaudited)

($ millions)	Canada	International	Total
2015
Proved Properties (1)	45,479	5,107	50,586
Unproved Properties	690	452	1,142

	46,169	5,559	51,728
Accumulated DD&A	(29,889)	(1,409)	(31,298)

Net Capitalized Costs	16,280	4,150	20,430

2014
Proved Properties (1)	43,828	4,242	48,070
Unproved Properties	834	400	1,234

	44,662	4,642	49,304
Accumulated DD&A	(22,996)	(686)	(23,682)

Net Capitalized Costs	21,666	3,956	25,622

2013
Proved Properties (1)	39,786	3,475	43,261
Unproved Properties	855	343	1,198

	40,641	3,818	44,459
Accumulated DD&A	(20,129)	(353)	(20,482)

Net Capitalized Costs	20,512	3,465	23,977

(1)	Capitalized costs related to proved properties include ARO costs. The gross ARO costs for the years presented were as follows:

($ millions)	Canada	International	Total
2015	2,389	240	2,629
2014	2,510	183	2,693
2013	2,391	161	2,552

Oil and Gas Reserve Information

In Canada, Husky’s proved crude oil, NGL and natural gas reserves are located in the provinces of Alberta, Saskatchewan, British Columbia, and offshore East Coast of Canada. Husky’s international proved reserves are located in China, Indonesia and Libya.

	Canada			International			Total
	Crude Oil	NGL	Natural Gas	Crude Oil	NGL	Natural Gas	Crude Oil	NGL	Natural Gas	Total Company
Reserves	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(bcf)	(mmboe)
Net Proved Reserves (1) (2) (3) (4)
End of Year 2012	602	58	1,417	6	10	379	608	68	1,796	976

Revisions	20	(2)	144	3	1	3	23	(1)	147	80
Purchases	1	—	1	—	—	—	1	—	1	1
Sales	—	—	(3)	—	—	—	—	—	(3)	(1)
Improved Recovery	7	—	—	—	—	—	7	—	—	7
Discoveries and Extensions	75	5	228	0	1	21	75	6	249	89
Production	(67)	(3)	(174)	(2)	—	—	(69)	(3)	(174)	(101)

End of Year 2013	638	58	1,613	7	12	403	645	70	2,016	1,051

Revisions	(8)	(12)	387	(1)	5	95	(9)	(7)	482	63
Purchases	3	0	0	0	0	0	3	0	0	3
Sales	(5)	0	(1)	0	0	0	(5)	0	(1)	(5)
Improved Recovery	15	0	0	0	0	0	15	0	0	15
Discoveries and Extensions	69	6	117	1	0	0	70	6	117	96
Production	(69)	(3)	(168)	(1)	(2)	(40)	(70)	(5)	(208)	(110)

End of Year 2014	643	49	1,948	6	15	458	649	64	2,406	1,113

Revisions	(259)	(12)	(490)	1	4	53	(258)	(8)	(437)	(339)
Purchases	0	0	7	0	0	0	0	0	7	2
Sales	(4)	0	(6)	0	0	0	(4)	0	(6)	(5)
Improved Recovery	1	0	0	0	0	0	1	0	0	1
Discoveries and Extensions	93	1	109	0	0	74	93	1	183	125
Production	(67)	(3)	(179)	(3)	(3)	(60)	(70)	(6)	(239)	(116)

End of Year 2015	407	35	1,389	4	16	525	411	51	1,914	781

Net Proved Developed Reserves(1)(2)(3)(4)
End of Year 2012	331	50	1,191	6	—	—	337	50	1,191	585
End of Year 2013	332	51	1,247	7	7	275	339	58	1,522	651
End of Year 2014	356	39	1,476	6	10	335	362	49	1,811	713
End of Year 2015	264	32	1,116	4	12	323	268	44	1,439	551
Net Proved Undeveloped Reserves(1)(2)(3)(4)
End of Year 2012	271	8	226	—	10	379	271	18	605	391
End of Year 2013	306	7	366	—	5	128	306	12	494	400
End of Year 2014	287	10	472	—	5	123	287	15	595	400
End of Year 2015	143	2	273	—	5	202	143	7	475	230

(1)	Net reserves are the Company’s lesser royalty, overriding royalty and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.
(2)	Reserves are the estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.
(3)	Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations.
(4)	Proved developed oil and gas reserves are proved reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The Company’s reserve replacement ratio(1) for the last three years was as follows:

Net Proved Oil and Gas Reserves	2015	2014	2013
Excluding Acquisition & Divestiture	-184%	159%	174%
Including Acquisition & Divestiture	-188%	157%	174%

(1)	Reserve replacement ratio is calculated as net reserve additions during the period divided by total production during the period. Net reserve additions include: revisions, purchases, sales, improved recovery, and discoveries and extensions.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (unaudited)

The following information has been developed utilizing procedures prescribed by FASB Accounting Standards Codification 932, “Extractive Activities - Oil and Gas” and is based on crude oil and natural gas reserve and production volumes estimated by the Company’s reserves evaluation staff. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating Husky or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the current value of Husky’s reserves.

The future cash flows presented below are based on average sales prices and cost rates, and statutory income tax rates in existence as of the date of the projections. It is expected that material revisions to some estimates of crude oil and natural gas reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2015 was based on the NYMEX 2015 average natural gas cash market price of U.S. $2.59/mmbtu (2014 average - U.S. $4.35/mmbtu; 2013 average - U.S. $3.67/mmbtu) and on crude oil prices computed with reference to the 2015 average WTI spot price of U.S. $50.20/bbl (2014 average - U.S. $94.42/bbl; 2013 average - U.S. $97.48/bbl). Natural gas prices for China and Indonesia reserves are based on various Gas Sales Agreements.

Standardized Measure	Canada (1)			International (1)			Total (1)
(unaudited) ($ millions)	2015	2014	2013	2015	2014	2013	2015	2014	2013
Future Cash Inflows	22,014	58,947	47,890	7,218	7,254	6,331	29,232	66,201	54,221
Future Production Costs	11,358	21,451	18,443	1,802	1,661	1,261	13,160	23,112	19,704
Future Development Costs	8,859	15,318	11,150	726	725	656	9,585	16,043	11,806
Future Income Taxes	400	5,686	4,682	667	736	755	1,067	6,422	5,437

Future Net Cash Flows	1,397	16,492	13,615	4,023	4,132	3,659	5,420	20,624	17,274
Annual 10% Discount Factor	(1,241)	6,672	5,119	831	939	660	(410)	7,611	5,779

Standardized Measure of Discounted Future Net Cash Flows	2,638	9,820	8,496	3,192	3,193	2,999	5,830	13,013	11,495

(1)	The schedules above are calculated using year average prices and year-end costs, statutory income tax rates and existing proved oil and gas reserves for 2013, 2014 and 2015. The value of exploration properties and probable reserves, future exploration costs, future change in oil and gas prices and in production and development costs are excluded.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (unaudited)

	Canada (1)			International (1)			Total (1)
($ millions)	2015	2014	2013	2015	2014	2013	2015	2014	2013
Present Value at January 1	9,820	8,496	8,646	3,193	2,999	2,064	13,013	11,495	10,710
Sales and Transfers, net of Production Costs	(1,368)	(4,212)	(3,980)	(1,306)	(668)	(189)	(2,674)	(4,880)	(4,169)

Net Change in Sales and Transfer Prices, net of Development and Production Costs	(13,374)	3,257	975	(115)	2	(87)	(13,489)	3,259	888
Development Cost Incurred that Reduced Future Development Costs	1,990	3,580	3,380	76	514	650	2,066	4,094	4,030
Changes in Estimated Future Development Costs	2,887	(4,649)	(3,941)	(35)	(571)	47	2,852	(5,220)	(3,894)
Extensions, Discoveries and Improved Recovery, net of Related Costs	1,164	1,872	1,281	129	53	203	1,293	1,925	1,484

Revisions of Quantity Estimates	(2,472)	1,063	1,169	644	921	237	(1,828)	1,984	1,406
Accretion of Discount	1,629	856	939	356	302	262	1,985	1,158	1,201
Sale of Reserves in Place	(93)	(100)	(6)	—	—	—	(93)	(100)	(6)
Purchase of Reserves in Place	4	62	25	—	—	—	4	62	25
Changes in Timing of Future Net Cash Flows and Other	(231)	137	158	367	(383)	(107)	136	(246)	51
Net Change in Income Taxes	2,682	(542)	(150)	(117)	24	(81)	2,565	(518)	(231)

Net Increase (Decrease)	(7,182)	1,323	(150)	(1)	195	935	(7,183)	1,518	785

Present Value at December 31	2,638	9,820	8,496	3,192	3193	2,999	5,830	13,013	11,495

(1)	The schedules above are calculated using year-end average prices and year-end costs, statutory income tax rates and existing proved oil and gas reserves for 2013, 2014, and 2015. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.